Exhibit 99.1

Can-Fite Reports Positive Clinical Observation in Phase 2a Pancreatic Cancer Study and
Highlights Namodenoson’s RAS Signaling Inhibition Mechanism

Growing momentum for RAS inhibition at ASCO highlights Namodenoson’s RAS pathway inhibition and encouraging data in pancreatic cancer

Ramat Gan, Israel, June 02, 2026 (GLOBE NEWSWIRE) -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a clinical-stage biotechnology company developing a pipeline of proprietary small molecule drugs for the treatment of cancer and inflammatory diseases, today highlighted the differentiated mechanism of action of namodenoson in pancreatic cancer, including inhibition of the RAS signaling pathway, alongside encouraging clinical observations from its ongoing Phase 2a pancreatic cancer study.

Recent presentations and publications emerging from the 2026 American Society of Clinical Oncology (ASCO) meeting have reinforced the importance of targeting RAS-driven malignancies, particularly pancreatic ductal adenocarcinoma (PDAC), where KRAS mutations and downstream RAS activation are central drivers of tumor growth and therapeutic resistance. Can-Fite previously reported preclinical findings demonstrating that namodenoson exerts potent anti-tumor activity in pancreatic cancer through a multi-pathway mechanism involving deregulation of the RAS, Wnt/β-catenin, and NF-κB signaling pathways, leading to apoptosis and marked inhibition of tumor growth.

The Company also reported encouraging clinical observations from its Phase 2a study of namodenoson as a monotherapy in pancreatic cancer. Enrollment has been completed and several patients have demonstrated prolonged disease control, including one patient who has remained on therapy and follow-up for approximately 16 months.

“Growing clinical validation of RAS inhibition in pancreatic cancer supports the relevance of the pathway that namodenoson was shown to modulate in our preclinical work,” said Pnina Fishman, Chairperson and CSO of Can-Fite BioPharma. “Importantly, namodenoson offers a differentiated approach through simultaneous targeting of RAS, Wnt/β-catenin and NF-κB signaling pathways together with a favorable safety profile observed across clinical programs. The durable observation in our pancreatic study further encourages continued development of namodenoson in this highly aggressive malignancy.”

Pancreatic cancer remains among the most lethal malignancies, with limited treatment options and poor long-term survival. Approximately 90% of pancreatic cancers are associated with KRAS pathway activation, highlighting the importance of therapies capable of modulating this signaling network.

About Namodenoson

Namodenoson is a highly selective A3 adenosine receptor (A3AR) agonist, which has shown a compelling safety profile and demonstrated anti-tumor activity in preclinical pancreatic cancer models. The drug is also being evaluated in clinical trials for advanced liver cancer.

Namodenoson has received Orphan Drug Designation from the U.S. Food and Drug Administration (FDA) for the treatment of pancreatic cancer.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase 3 trial for psoriasis and commenced a pivotal Phase 3 trial. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase III trial for hepatocellular carcinoma (HCC), a Phase 2b trial for the treatment of MASH, and in a Phase 2a study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: www.canfite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts and prospects for generating meaningful efficacy data. All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. For example, the Company is using forward-looking statements when it discusses the completion of the offerings, the satisfaction of customary closing conditions related to the offerings and the intended use of proceeds therefrom. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, our market and other conditions, history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on March 26, 2026 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114